UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

LEADING BRANDS, INC.
(Registrant)

Suite 1800 – 1500 West Georgia Street, Vancouver, British Columbia V6G 2Z6 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ☒  Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated June 28, 2004

99.2	Press Release dated June 25, 2004

99.3	Information Circular dated June 23, 2004

99.4	Notice of Annual General Meeting dated June 23, 2004

99.5	Material Change Report dated June 18, 2004

99.6	Press Release dated June 17, 2004

99.7	Management Discussion and Analysis for the period ended May 31, 2004

99.8	Interim Report for the period ended May 31, 2004

99.9	Supplemental Return Card

99.10	2003 Report to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date	July 2, 2004	By	Marilyn Kerzner
(Signature)

Marilyn Kerzner

Director of Corporate Affairs